Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Roth CH Acquisition I Co. Parent Corp. on Form S-4 Amendment No. 3 [File No. 333-250847] of our report dated February 14, 2020, which includes an explanatory paragraph as to Roth CH Acquisition I Co.’s ability to continue as a going concern, with respect to our audit of the financial statements of Roth CH Acquisition I Co. as of December 31, 2019 and for the period from February 13, 2019 (inception) through December 31, 2019, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 3, 2021